UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ◻          No 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ◻          No 

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

January 31, 2018	Telekomunikasi Indonesia Tbk
Date March 21, 2018

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Andi Setiawan

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(Signature)

Andi Setiawan

VP Investor Relations

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

NOTICE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

FOR FISCAL YEAR 2017

(No. TEL 43/PR000/COP-I5000000/2018)

With reference to Article 23 of the Article of Association of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk herein after abbreviated as PT Telkom Indonesia (Persero) Tbk (further referred to as the “Company”) and Article 10 Paragraph 1 of OJK Regulation Number 32/POJK.04/2014, the Company hereby announces to the shareholders that the Company is to hold the Annual General Meeting of Shareholders (“AGMS”) for fiscal year 2017 on:

Day/Date	:	Friday / April 27, 2018
Time	:	13.30 Jakarta Time
Place	:	Ballroom - Four Seasons Hotel Jl. Jend. Gatot Subroto Kav. 18 Jakarta Selatan, 12710

Those who are eligible to attend the AGMS shall be shareholders of the Company whose names are registered at the Company’s Share Register at 16.15 hours Jakarta Time on April 4, 2018. According to the Article 12 Paragraph 5 of OJK Regulation Number 32/POJK.04/2014, Shareholder with a minimum ownership of 5% of the total outstanding share with valid voting rights may propose an agenda for the meeting which is expected to be received by March 29, 2018. Invitation for the Shareholder Meeting shall be announced on April 5, 2018.

Bandung, March 21, 2018

PT Telkom Indonesia (Persero)Tbk

Board of Directors